UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Orthofix International N.V. (Name of Issuer)

Common Stock, par value $0.10 per share (Title of Class of Securities)

N6748L102 (CUSIP Number)

December 31, 2014 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b) [   ] Rule 13d-1(c) [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: N6748L102
1	NAME OF REPORTING PERSON Consonance Capital Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,436,495
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,436,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% Based on 18,436,516 shares of common stock outstanding as of May 2, 2014, as reported in the Issuers Form 10-Q filed with the SEC on May 8, 2014.
12	TYPE OF REPORTING PERSON IA, PN
CUSIP No.: N6748L102
1	NAME OF REPORTING PERSON Mitchell Blutt I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,436,495
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,436,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% Based on 18,436,516 shares of common stock outstanding as of May 2, 2014, as reported in the Issuers Form 10-Q filed with the SEC on May 8, 2014.
12	TYPE OF REPORTING PERSON HC, IN
CUSIP No.: N6748L102
1	NAME OF REPORTING PERSON Consonance Capman GP LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,436,495
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,436,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% Based on 18,436,516 shares of common stock outstanding as of May 2, 2014, as reported in the Issuers Form 10-Q filed with the SEC on May 8, 2014.
12	TYPE OF REPORTING PERSON HC, OO
CUSIP No.: N6748L102
ITEM 1(a).	NAME OF ISSUER:
Orthofix International N.V.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
7 Abraham de VeerstraatCuraao
ITEM 2(a).	NAME OF PERSON FILING:
Consonance Capital Management LP Mitchell Blutt Consonance Capman GP LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
1370 Avenue of the AmericasSuite 3301New York, NY 10019
ITEM 2(c).	CITIZENSHIP:
Consonance Capital Management LP - Delaware Mitchell Blutt - USAConsonance Capman GP LLC - Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.10 per share
ITEM 2(e).	CUSIP NUMBER:
N6748L102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
1,436,495
(b)	Percent of class:
7.8%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
CONSONANCE CAPITAL MANAGEMENT LP - 0Mitchell Blutt - 0Consonance Capman GP LLC - 0
(ii) Shared power to vote or to direct the vote:
CONSONANCE CAPITAL MANAGEMENT LP - 1,436,495Mitchell Blutt - 1,436,495Consonance Capman GP LLC - 1,436,495
(iii) Sole power to dispose or to direct the disposition of:
CONSONANCE CAPITAL MANAGEMENT LP - 0Mitchell Blutt - 0Consonance Capman GP LLC - 0
(iv) Shared power to dispose or to direct the disposition of:
CONSONANCE CAPITAL MANAGEMENT LP - 1,436,495Mitchell Blutt - 1,436,495Consonance Capman GP LLC - 1,436,495
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The ownership information in Item 4 is incorporated herein by reference.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2015
Date
CONSONANCE CAPITAL MANAGEMENT LP
Consonance Capman GP LLC/s/ Mitchell Blutt
Signature
Mitchell Blutt, Manager & Member
Name/Title
February 13, 2015
Date
CONSONANCE CAPMAN GP LLC
/s/Mitchell Blutt
Signature
Mitchell Blutt, Manager & Member
Name/Title
February 13, 2015
Date
Mitchell Blutt
/s/ Mitchell Blutt
Signature
Mitchell Blutt, Manager & Member
Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: N6748L102
Item 4. Ownership:Consonance Capital Master Account LP (Consonance Master) directly holds 1,436,495 shares of the Issuers Common Stock (the Shares). Consonance Capital Management LP (the Adviser) is the investment adviser of Consonance Master, and pursuant to an investment advisory agreement (the Advisory Agreement), the Adviser exercises voting and investment power over the Shares held by Consonance Master. Consonance Capman GP LLC (Capman) is the general partner of the Adviser and Mitchell Blutt, as the Manager & Member of Capman and Chief Executive Officer of the Adviser, may be deemed to control Capman and the Adviser. Each of the Adviser, Capman and Mr. Blutt (the Reporting Persons) may be deemed to beneficially own the Shares, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. EXHIBIT 99.1 JOINT FILING AGREEMENTIn accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 13, 2015 (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of Orthofix International N.V. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. CONSONANCE CAPITAL MANAGEMENT LPBy: Consonance Capman GP LLCBy: /s/ Mitchell BluttName: Mitchell BluttTitle: Manager & MemberCONSONANCE CAPMAN GP LLCBy: /s/ Mitchell BluttName: Mitchell BluttTitle: Manager & Member/s/ Mitchell BluttMITCHELL BLUTT